JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

April 14, 2023

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingsbarn Parallel Income Fund (File Nos. 333-268026 and 811-23834)

Dear Mr. Be:

This letter provides the response of Kingsbarn Parallel Income Fund (the “Fund”) to a comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided. The comment relates to the Staff’s review of the registration statement amendment on Form N-2 of the Fund, which was filed on April 5, 2023, and the Fund’s request for acceleration of effectiveness of the amendment. For your convenience, I have summarized the comment in this letter and provided the Fund’s response.

GENERAL – FUND’S WEBPAGE

1.	Comment: The Staff observed that a disclosure on the Fund’s webpage states that the Fund maintains a stable net asset value (NAV). Confirm in a Correspondence filing via EDGAR that this disclosure on the Fund’s webpage will be removed.

Response: The Fund has noted that that when one searches for “Kingsbarn PINC” (or a similar search term) through an internet search engine (Google or Yahoo for example), a result with a link to a page on the Kingsbarn website appears as part of the search results. The Fund believes that this appears to be a page that was indexed previously by Google or another internet search engine provider. However, when one clicks on the related link, the page on the Kingsbarn website has been disabled and there is no disclosure that indicates that the Fund maintains a stable NAV. Rather, the Fund has observed that clicking on the link takes you to a page that indicates “404 Page Note Found”. It seems that Google or other search engines have not removed the page from their own databases when one performs a search for Kingsbarn PINC, and the statement that the Fund maintains a stable NAV appears in the summary of the search results, not on Kingsbarn’s actual webpage. The Fund does not control the third-party search engines and does not know when (or if) these search engines might remove this statement from the search results for Kingsbarn PINC. The Fund will not include disclosures on its website or otherwise stating that the Fund maintains a stable NAV.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively